SHF HOLDINGS, INC.

1526 Cole Blvd., Suite 250

Golden, Colorado 80401

October 16, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: SHF Holdings, Inc. (the “Company”) Registration Statement on Form S-1 (File No. 333-290524) (the “Registration Statement”)

Ladies and Gentlemen:

Reference is made to our September 30, 2025 letter in which the Company requested acceleration of the effectiveness of the Company’s above-referenced Registration Statement to 5:00 p.m. ET on October 2, 2025, or as soon thereafter as is practicable (the “Effective Time”), in accordance with Rule 461 under the Securities Act of 1933, as amended.

The Company is no longer requesting that such Registration Statement be declared effective at the Effective Time and we hereby formally withdraw our request for acceleration of the effective date until further notice from the Company.

Very truly yours,

SHF HOLDINGS, INC.

By:	/s/ Terrance Mendez
Name:	Terrance Mendez
Title:	Chief Executive Officer